UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2013

Commission File No. 001-33580

ASANKO GOLD INC.
(Translation of registrant's name into English)

Suite 700-1199 West Hastings Street, Vancouver, BC  V6E 3T5
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  [   ]  Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [   ]

SUBMITTED HEREWITH

Exhibits
99.1	Interim consolidated financial statements for the three and six months ended June 30, 2013 and 2012
99.2	Management Discussion and Analysis – Three and six months ended June 30, 2013 and 2012
99.3	CEO certification of interim filings
99.4	CFO certification of interim filings

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASANKO GOLD INC.

Date:  August 14, 2013

By:
/s/ Greg McCunn Greg McCunn Chief Financial Officer